Exhibit 4

CHATHAM ASSET MANAGEMENT UPDATES STOCKHOLDERS ON DISCUSSIONS WITH R.R. DONNELLEY REGARDING ITS CREDIBLE OFFER TO ACQUIRE THE COMPANY

Reaffirms All-Cash Offer to Acquire the Company for $7.50 per Share

Calls on Board to Immediately Execute a Customary Non-Disclosure Agreement and Commit to a Legitimate Sales Process to Deliver Full and Certain Value to Stockholders

CHATHAM, N.J., November 2, 2021 -- Chatham Asset Management, LLC ("Chatham"), a private investment firm which manages funds that beneficially own approximately 14.9% of the outstanding common stock of R.R. Donnelley & Sons Company ("RRD" or the "Company") (NYSE: RRD) and which is the largest bondholder of the Company, today issued the following statement to RRD’s stockholders regarding the discussions with the Company concerning Chatham’s recent proposal to acquire RRD at a price of $7.50 per share:

“For nearly the past two weeks, Chatham has devoted significant time and resources seeking to negotiate a non-disclosure agreement with RRD, which RRD requested, in order to commence discussions and due diligence regarding its all-cash offer to acquire RRD at $7.50 per share. Despite Chatham making significant concessions to resolve all material open points in the non-disclosure agreement, the Company opted to delay discussions when it became clear it was time to execute the agreement. We had expressed a strong desire to announce the signing of the non-disclosure agreement before RRD’s earnings call, so that stockholders would have the comfort of knowing that the Company was going to meaningfully evaluate our offer, regardless of the Company’s performance.

However, as has been a consistent problem for RRD over the many years that we have been investors, the Board once again failed to act with any sense of urgency or regard for transparency. That the Board would needlessly delay negotiations, on top of its commitment to a poison pill which is adverse to stockholder interests, further demonstrates to us that the Board may be more focused on its own entrenchment and enrichment at the expense of RRD’s stockholders. We call upon the Company to immediately execute a customary non-disclosure agreement with us, so that we can begin discussions and due diligence to negotiate a successful transaction that provides stockholders full and certain value for their shares.  If the Company continues to delay or will not commit to undertaking a legitimate sales process, we reserve all rights to take further action as stockholders to hold the Board accountable.”

On October 12, 2021, Chatham submitted an offer to acquire all the common stock of RRD not already owned by Chatham for $7.50 per share in cash. The proposed transaction represented a 52.1% premium over the closing price of $4.93 per share on October 11, 2021, a 6.2% premium over the 52-week high of $7.06 per share, and a 92% premium over the 365-day volume-weighted average price of $3.91 per share. Chatham intends to finance the transaction using cash on hand and external financing, and has secured a highly confident letter from Jefferies Group LLC supporting its ability to raise all necessary funds.

As a further demonstration of its commitment to ensure a successful financing, since submitting its prior offer on October 12, 2021, Chatham has increased its ownership of the Company’s outstanding debt by approximately $78.8 million, to an aggregate of approximately $654.4 million, all of which it plans to equitize and/or subordinate in connection with its proposal. Given Chatham’s current debt position, the transaction as contemplated would result in over a full turn of deleveraging, from 3.9x to 2.8x, equaling total debt reduction of 28%, versus 23% at the time of the last letter, and annual interest savings of 38%, versus 33% at the time of the last letter.